Simpson Thacher & Bartlett LLP

900 G STREET, NW WASHINGTON, D.C. 20001

TELEPHONE: FACSIMILE: +1-202-636-5502
Direct Dial Number +1-202-636-5806	E-mail Address ryan.brizek@stblaw.com

VIA EDGAR	December 9, 2021

Re:	AQR Funds

Securities Act File No. 333-153445

Investment Company Act File No. 811-22235

Post-Effective Amendment No. 139

Ms. Samantha Brutlag Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Dear Ms. Brutlag:

On behalf of the AQR Sustainable Long-Short Equity Carbon Aware Fund, formerly, AQR Sustainable Long-Short Equity Net Zero Carbon Fund (the “Fund”), a series of AQR Funds (the “Trust”), we transmit for filing the Fund’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned, Jasmin Ali and Patrick Hall on Tuesday, November 16, 2021, regarding Post-Effective Amendment No. 139 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed with the Commission on October 1, 2021. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statement.

Prospectus

Comment 1	Investment Objective. Consider whether ESG should be incorporated into the Fund’s investment objective given the Fund’s name.

Response	The Fund believes that its sustainable investment approach is appropriately disclosed in the Fund’s principal investment strategies as a means to achieve its investment objective of capital appreciation, which the Fund believes is an appropriate investment objective for the Fund. The Fund notes that the first sentence under “Principal Investment Strategies of the Fund” provides the following, which illustrates how the Fund’s sustainable investment approach relates to achieving its investment objective:

NEW YORK	BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO

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Securities and Exchange Commission	-2-	December 9, 2021

The Fund seeks to achieve its investment objective by investing in or having exposure to securities of U.S. and foreign issuers through the construction of a long-short investment portfolio that favors attractive companies as determined by the Adviser’s proprietary quantitative investment indicators and certain Environmental, Social and Governance (“ESG”) criteria.

The Fund further notes the existence of other sustainable and ESG investing funds that do not contain an investment objective specific to seeking to generate an ESG impact.

Comment 2	Fees and Expenses of the Fund table. Please provide the Staff with a completed fee table and expense example.

Response	The requested information is provided supplementally to the Staff in Appendix A herein.

Comment 3	Fees and Expenses of the Fund table. Please confirm that the contractual fee waiver from footnote 3 will be in place for at least one year from when the Registration Statement becomes effective.

Response	The Trust confirms that the expense limitation agreement will be in place with respect to the Fund until April 30, 2023, which is more than one year following the effective date of the Amendment.

Comment 4	Principal Investment Strategies – Investment Approach. With reference to the first bullet point under “Investment Approach” which states, “[t]he static ESG filter prohibits any long exposure to issuers the Adviser has determined to exclude based on third-party data,” please add some examples of exclusionary criteria which may be used (e.g., revenues that are tied to a specific industry).

Response	In response to the Staff’s comment, the Fund will revise this bullet as follows:

The static ESG filter prohibits any long exposure to issuers the Adviser has determined to exclude, based on third-party data, due to their engagement in industries that the Adviser views as having particularly poor ESG characteristics, such as: tobacco, controversial weapons (including but not limited to cluster munitions, land mines and biochemical weapons) and fossil fuels. The Adviser may from time to time restrict additional industries that it views as having particularly poor ESG characteristics. For the avoidance of doubt, the static ESG filter on the aforementioned industries will be implemented by the Adviser based upon criteria it determines, in its sole discretion, to reasonably identify issuers engaged in a particular industry, such as the percentage of an issuer’s revenue derived from the industry. This criteria does not exclude from the Fund’s investment universe issuers with de minimis direct or indirect exposure to the industry at any point in time.

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Securities and Exchange Commission	-3-	December 9, 2021

Comment 5	Principal Investment Strategies – Investment Approach. With reference to the first sentence of the last paragraph under “Investment Approach” which states, “[t]he Fund’s strategy reflects the view that shorting a company may be more effective than prohibiting any exposure to such company in encouraging ESG implementation by a company and hedging the portfolio against climate-related risks,” how would those companies the Fund is shorting know (i) the Fund is shorting them and (ii) the reason the Fund is shorting them is to encourage implementation of ESG strategies? Further, please add additional disclosure on the Fund’s hedging of ESG/climate-related risks. For example, is the Fund’s hedging of an investment in non-ESG companies trying to balance out risks of ESG companies? Finally, consider clarifying the above referenced sentence to specify the companies that the Fund is shorting, such as companies that score poorly on ESG.

Response	In light of the Staff’s Comment, the Fund will replace the referenced disclosure with the following disclosure:

The Fund’s short portfolio construction process will seek (i) to express more fully the Adviser’s active views, including ESG-related alpha signals, on an investment than is possible with underweighting or fully divesting; and/or (ii) to hedge against ESG type risks associated with the Fund’s long exposure to certain issuers with less optimal ESG characteristics, such as a company’s exposure to climate related risks.

Comment 6	Principal Investment Strategies – Investment Approach. Please consider if you can further clarify the extent to which the Fund is expected to have a net long position. For example, would the Fund have a 50% net long position under normal conditions?

Response	The Fund is not managed to a specific net long position. The Fund has flexibility to vary its net long position depending on market conditions. Accordingly, the Fund respectfully declines to make the requested change.

Comment 7	Principal Investment Strategies – Net Zero Carbon Target. Please supplementally explain to the Staff how the net zero carbon target will work. Will the Fund’s long positions be in companies that are currently below zero carbon emissions to compensate for the short portion? Additionally, please confirm to the Staff that the companies’ carbon ratings are based on current ratings and not based on the companies’ future carbon targets. If the carbon ratings are based on goals or targets, that would require more disclosure and, at a minimum, the word “Transition” or another term to be added to the Fund’s name. In the disclosure, please provide an example of how the net zero carbon target is calculated.

Response	The Fund’s net carbon emission is calculated by aggregating the carbon emissions of issuers held long with such carbon emissions being apportioned according to the Fund’s percentage of investment in an issuer’s overall market capitalization and netting that against the analogous calculation for the Fund’s short portfolio. The Fund targets a carbon emission in its long portfolio that

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Securities and Exchange Commission	-4-	December 9, 2021

is less than or equal to the carbon emission of the short portfolio, thereby resulting in an overall portfolio carbon emission of zero or less. The Fund’s calculation of an issuer’s carbon emission is based on an issuers actual emissions and does not incorporate an issuer’s projections or stated goals. An example of how the Fund’s net zero carbon target is calculated will be added to the disclosure, as follows:

The carbon footprint of the Fund’s financial position in a company is measured by calculating the proportion of the Fund’s exposure to the company’s total market capitalization and applying that proration to the company’s total carbon footprint, as measured by the Adviser. The long portfolio’s carbon footprint is the aggregate amount of this prorated score for each long position and is targeted to be equal to or less than the aggregate amount of the prorated score for each short position of the Fund. For example, if the Fund’s long portfolio’s aggregate carbon footprint is 100 tons of CO2 equivalent, per $1M of exposure, the Fund will target a short portfolio aggregate carbon footprint of 100 tons of CO2 equivalent, per $1M of exposure, or more.

Further, in light of the Staff’s Comment, the Fund’s name has been changed to the “AQR Sustainable Long-Short Equity Carbon Aware Fund.”

Comment 8	Principal Investment Strategies – Net Zero Carbon Target – Fund name. The Fund’s name includes the words “Net Zero Carbon.” This inaccurately suggests the Fund will invest in companies with no carbon emissions or in companies that are committed to being net zero carbon by a certain date. Please delete “Net Zero Carbon” from the Fund’s name or otherwise revise the Fund’s name so that it is not misleading.

Response	In light of the Staff’s Comment, the Fund’s name has been changed to the “AQR Sustainable Long-Short Equity Carbon Aware Fund.”

Comment 9	Principal Investment Strategies – Net Zero Carbon Target. If “Net Zero Carbon” remains in the Fund’s name, consider revising the Principal Investment Strategies of the Fund to provide the Net Zero Carbon Target strategy greater prominence and to demonstrate that it is a central part of the Fund’s Principal Investment Strategies. Alternatively, “Net Zero Carbon” could be removed from the Fund’s name.

Response	As noted above, the Fund’s name has been changed to the “AQR Sustainable Long-Short Equity Carbon Aware Fund.” Accordingly, the Fund respectfully declines to move the net zero carbon target disclosure. In light of the Staff’s comment, however, the Fund will add reference to its “net zero” carbon positioning in the first paragraph of its Principal Investment Strategies.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-5-	December 9, 2021

Comment 10	Principal Investment Strategies – Net Zero Carbon Target. The Net Zero Carbon Target section of the disclosure appears to cover what are typically referred to as Scope 1 and Scope 2 emissions. Please explicitly disclose whether the Net Zero Carbon Target will also account for Scope 3 emissions.

If Scope 3 emissions will not be considered, disclose the consequences to the Fund’s strategy.

Response	In response to the Staff’s comments, the Fund will add the following to the “Principal Investment Strategies of the Fund”:

The Fund does not currently take into account Scope 3 emissions which include indirect emissions occurring in a company’s value chain (e.g., purchased goods/services, use of sold products, investments, and leased assets and franchises).

Comment 11	Principal Investment Strategies – Additional Information. With reference to the Fund’s plan to invest “at least 80% of its net assets in equity instruments and equity-related and/or derivative instruments” under the “Additional Information” section, will the Fund’s value of derivatives be calculated on a marked-to-market basis? If not, please explain how they will be calculated. We note that the disclosure states: “[a] significant portion of the Fund’s assets may be held in cash or cash equivalents including, but not limited to, money market instruments, U.S. treasury bills, interests in short-term investment funds or shares of money market or short-term bond funds. These cash or cash equivalent holdings serve as collateral for the positions the Fund takes and also earn income for the Fund.”

Response	In the release adopting Rule 35d-1 under the 1940 Act (Investment Co. Act Rel. No. 24828, Jan. 17, 2001 (the “Names Rule Release”)), the Commission noted that the rule, as adopted, imposes the requirement that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the type of investment suggested by the name. In footnote 13 to the Names Rule Release, the Commission further explained that the proposed rule would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its net assets in the indicated securities. Importantly, in the Names Rule Release, the Commission noted that the language was modified to focus on “investments” as opposed to “securities,” and that, in appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.

For purposes of determining compliance with a Fund’s policy adopted in accordance with Rule 35d-1 (the “80% Test”), the Fund may measure a position in a derivative instrument by reference to its gross market value or notional value, depending on the exposure provided by the investment in the derivative instrument. For example, where a derivative instrument is used to create synthetic exposure to the total returns of an equity index, a Fund may use gross notional value in order to capture the Fund’s synthetic exposure for purposes of its 80% Test.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-6-	December 9, 2021

Comment 12	Principal Investment Strategies – Additional Information. The second paragraph under “Additional Information” states, “[t]he Fund is not designed to be market-neutral. The Adviser, on average, intends to target a market portfolio beta of 0.5 to broad global equity markets. The Adviser expects that this target beta will typically range from 0.3 to 0.7. In addition to the volatility associated with the Fund’s market beta target, the Adviser, on average, will target an additional (i.e., active) annualized volatility level for the Fund of 6%. For example, if the Fund experiences 10% volatility through its market beta target over a particular year, and the active volatility achieved over the same period is 6%, the total volatility experienced by the Fund for that period will be 16%.” Please reword this disclosure or further explain it in plain English. Specifically, please explain the meaning of “portfolio beta” and “target beta.” If the Fund will target a low beta, please also clarify how the Fund will target a higher volatility (e.g. through short sales?). Note that this is based on the Staff’s assumption that a beta measurement above 1 is more volatile than the market, whereas a beta measurement below 1 is less volatile.

Response	In response to the Staff’s comments, the Fund will revise the “Principal Investment Strategies of the Fund” as follows:

The Fund is not designed to be market-neutral. The Adviser, on average, intends to target a market portfolio beta of 0.5 to broad global equity markets. The Adviser expects that the portfolio’s actual market beta will typically range from 0.3 to 0.7. Beta is a measure of the Fund’s portfolio’s sensitivity to both the volatility and directional return of the broad global equities markets. A beta of 1.0 means the portfolio is fully correlated to both the volatility and the directional return of the broad global equity markets and a beta of 0 means the portfolio’s volatility and return have no correlation to those of the broad global equity markets. Volatility is a statistical measurement of the dispersion of returns of a security or fund or index, as measured by the annualized standard deviation of its returns. Higher volatility generally indicates higher risk.

In addition to the volatility which may be achieved through the Fund’s market beta target, the Adviser, on average, will target an additional (i.e., active) annualized volatility level for the Fund of 6% over time. Since this active annualized volatility target is expected to be achieved over time, the year-to-year forecasted active annualized volatility target is expected to typically range between 4% and 9%.

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Securities and Exchange Commission	-7-	December 9, 2021

Given these two sources of volatility (i.e., the market volatility realized through the Fund’s market beta target and the Fund’s additional active volatility target), the total volatility achieved by the Fund is expected to be higher than the 6% active volatility target. Because there is no precise way to predict the market volatility over any particular period, the total volatility achieved by the Fund may be significantly higher than the 6% active target. Actual or realized volatility experienced by the Fund can and will differ from the forecasted or target volatility described above.

Comment 13	Principal Risks of Investing in the Fund. Under “Principal Risks of Investing in the Fund,” consider prioritizing the top three to five risks that are most likely to impact the Fund’s total return, yield, and net asset value. The remaining risks may be in alphabetical order.

Response	The Fund respectfully declines to make the requested change at this time. The Fund believes its risk factors can be located more easily when listed in alphabetical order. Moreover, as adopted by the Commission, Form N-1A does not require a particular method of listing a fund’s principal risks. ADI 2019-08 states that it is not a rule, regulation or statement of the Commission and that the Commission has neither approved nor disapproved its content. The Fund includes the following disclosure to its Principal Risks section: “The order of the below risk factors does not indicate the significance of any particular risk factor.”

Comment 14	Principal Risks of Investing in the Fund. In the “Sustainable Investment Risk,” consider disclosing the net zero carbon target as a basis for excluding companies, because it appears to the Staff that the carbon restriction will limit the Fund’s investments more than the Fund’s sustainability restrictions.

Response	The Fund respectfully declines to make the requested change at this time since the Fund believes that the static and dynamic ESG filters are more exclusionary than the net zero carbon target. As discussed above in response to Comment 7, the net carbon target does not per se exclude issuers from the investable universe like the ESG filters.

Comment 15	Portfolio Managers. In the table listing the Fund’s portfolio managers, please add the month and year of the Fund’s inception for each Portfolio Manager under “Portfolio Manager of the Fund Since” where it currently states, “Since Inception.”

Response	The requested change has been made.

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Securities and Exchange Commission	-8-	December 9, 2021

Please do not hesitate to contact me at (202) 636-5806 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	H.J. Willcox, Esq.

Nicole DonVito, Esq.

John Hadermayer, Esq.

David Blass, Esq.

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Securities and Exchange Commission	-9-	December 9, 2021

APPENDIX A

AQR Sustainable Long-Short Equity Carbon Aware Fund

Fund Summary — December 15, 2021

Investment Objective

The AQR Sustainable Long-Short Equity Carbon Aware Fund (the “Fund”) seeks capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class N	Class I	Class R6
Management Fee	1.10%	1.10%	1.10%
Distribution (12b-1) Fee	0.25%	None	None
Other Expenses[1]	0.60%	0.60%	0.50%
Acquired Fund Fees and Expenses[1,2]	0.03%	0.03%	0.03%

Total Annual Fund Operating Expenses	1.98%	1.73%	1.63%
Less: Fee Waivers and/or Expense Reimbursements[3]	0.40%	0.40%	0.40%

Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements	1.58%	1.33%	1.23%

[1]	Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year because the Fund has not commenced operations as of the date of this prospectus.
[2]

Acquired Fund Fees and Expenses reflect the expenses incurred indirectly by the Fund as a result of the Fund’s investments in underlying money market mutual funds, exchange-traded funds or other pooled investment vehicles.

[3]

The Adviser has contractually agreed to reimburse operating expenses of the Fund in an amount sufficient to limit Other Expenses in the table above at no more than 0.20% for Class N Shares and Class I Shares and 0.10% for Class R6 Shares. “Other Expenses” include all Fund operating expenses other than management fees and 12b-1 fees and exclude interest, taxes, dividends on short sales, borrowing costs, acquired fund fees and expenses, interest expense relating to short sales, expenses related to class action claims and extraordinary expenses. This agreement (the “Expense Limitation Agreement”) will continue at least through April 30, 2023. The Expense Limitation Agreement may be terminated with the consent of the Board of Trustees, including a majority of the Non-Interested Trustees of the Trust. The Adviser is entitled to recapture any fees waived and/or expenses reimbursed during the thirty-six month period following the end of the month during which the Adviser waived fees or reimbursed expenses, provided that the amount recaptured may not cause the total annual operating expenses or Other Expenses, as applicable, attributable to a share class of the Fund during a year in which a repayment is made to exceed either of (i) the applicable limits in effect at the time of the waiver and/or reimbursement and (ii) the applicable limits in effect at the time of recapture.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same and takes into account the effect of the Expense Limitation Agreement through April 30, 2023, as discussed in Footnote No. 3 to the Fee Table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class N Shares	$161	$567
Class I Shares	$135	$491
Class R6 Shares	$125	$460